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DGP PowerShares DB **Gold Double Long** ETN
DGZ PowerShares DB **Gold Short** ETN
DZZ PowerShares DB **Gold Double Short** ETN

Filed pursuant to Rule 433
Registration Statement 333-137902
Dated 7 July 2008
Index data as of 30 June 2008

Description

The PowerShares DB Gold Double Long Exchange Traded Note (Symbol: DGP), PowerShares DB Gold Short Exchange Traded Note (Symbol: DGZ) and PowerShares DB Gold Double Short Exchange Traded Note (Symbol: DZZ) (collectively, the "PowerShares DB Gold ETNs") are the first exchange traded products that provide investors with a cost-effective and convenient way to take a short or leveraged view on the performance of gold.

All of the PowerShares DB Gold ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index-Optimum Yield Gold™.

Index History[1] (Growth of $10,000)


Index +2x levered
Index -1x levered
Index -2x levered
$80k
$70k
$60k
$50k
$40k
$30k
$20k
$10k
$0
$14,138
$11,944
$7,183
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08

PowerShares DB Gold ETN & Index Data

Ticker symbols	
Gold Double Long	DGP
Gold Short	DGZ
Gold Double Short	DZZ
Intraday indicative value symbols	
Gold Double Long	DGPIV
Gold Short	DGZIV
Gold Double Short	DZZIV
CUSIP symbols	
Gold Double Long	25154H749
Gold Short	25154H731
Gold Double Short	25154H756
Details	
ETN price at listing	$25.00
Inception date	2/27/08
Maturity date	2/15/38
Yearly investor fee	0.75%
Listing exchange	NYSE Arca
Index symbol	DGLDIX
Issuer	
Deutsche Bank AG, London Branch	
Long-term Unsecured Obligations[2]	
S&P rating	AA
Moody's rating	Aa1

Fund Performance & Index History (%)[1]

	1 Year	3 Year	5 Year	10 Year	Inception
Index					
Deutsche Bank Liquid Commodity Index-Optimum Yield Gold™ **+2x Levered**	80.02	49.67	37.10	17.39	-10.2
Deutsche Bank Liquid Commodity Index-Optimum Yield Gold™ **-1x Levered**	-26.93	-17.71	-14.79	-7.12	4.64
Deutsche Bank Liquid Commodity Index-Optimum Yield Gold™ **-2x Levered**	-49.85	-36.61	-30.99	-18.09	8.44
Comparative Indexes[3]					
S&P 500	-13.12	4.41	7.58	2.88	-5.77
Lehman U.S. Aggregate Bond	7.12	4.08	3.86	5.68	-0.08

Source: DB, Bloomberg

[1] Index history is for illustrative purposes only and does not represent actual PowerShares DB Gold ETN performance. PowerShares DB Gold ETN hypothetical historical performance is based on a combination of the monthly returns from the Deutsche Bank Liquid Commodity Index-Optimum Yield Gold Excess Return™ (the "Gold Index") plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Gold ETNs, less the investor fee. The Gold Index is intended to reflect changes in the market value of certain gold futures contracts and is comprised of a single unfunded gold futures contract. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. **PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.** For current index and PowerShares DB Gold ETN performance, go to dbfunds.db.com/notes.

[2] The PowerShares DB Gold ETNs are not rated but rely on the ratings of their issuer, Deutsche Bank AG, London Branch. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the marketability or market price of the PowerShares DB Gold ETNs.

An investment in the PowerShares DB Gold ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement.

Not FDIC Insured–No Bank Guarantee–May Lose Value

powershareetns.com | dbfunds.db.com/notes 800.983.0903 | 877.369.4617

DGP PowerShares DB **Gold Double Long** ETN

DGZ PowerShares DB **Gold Short** ETN

DZZ PowerShares DB **Gold Double Short** ETN

Index data as of 30 June 2008

Volatility (%)[1,3]

	Index +2x	Index -1x	Index -2x
1 year	36.48	18.12	36.48
3 year	32.87	16.47	32.96
5 year	30.75	15.36	30.75
10 year	29.98	15.09	30.11

10-year historical correlation[1,3]

	Index +2x	Index -1x	Index -2x
S&P 500	-0.04	0.04	0.04
Lehman U.S. Agg.	0.20	-0.19	-0.19

Annual index performance (%)[1]

	Index +2x	Index -1x	Index -2x
1989	-11.38	12.03	16.56
1990	-15.05	13.18	19.67
1991	-27.80	21.34	40.68
1992	-16.56	11.74	21.58
1993	31.36	-13.26	-28.49
1994	-8.56	9.43	14.97
1995	-5.43	10.16	15.33
1996	-12.49	13.28	22.15
1997	-42.46	36.11	73.66
1998	-4.77	6.88	8.14
1999	-5.85	4.20	-0.27
2000	-15.75	15.66	25.56
2001	-2.57	3.94	3.99
2002	49.77	-19.66	-37.52
2003	36.87	-17.13	-33.22
2004	5.74	-5.25	-12.85
2005	31.90	-12.16	-26.23
2006	36.10	-13.51	-31.15
2007	55.01	-17.62	-36.18
2008 YTD	15.99	-8.32	-17.41

What are the PowerShares DB Gold ETNs?

The PowerShares DB Gold ETNs are unsecured debt securities issued by Deutsche Bank AG, London Branch that are linked to a total return version of the Deutsche Bank Liquid Commodity Index-Optimum Yield Gold™. The Index is designed to reflect the performance of certain gold futures contracts.

Investors can buy and sell the PowerShares DB Gold ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Gold ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement which may include a fee of up to $0.03 per security.

Benefits & Risks of PowerShares DB Gold ETNs

ETNs are some of the more benefit-rich investment vehicles available in the marketplace today.

Benefits

- Leveraged and short notes
- Low cost
- Intraday access
- Listed
- Transparent
- Tax treatment[4]

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure

[3] The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Lehman Aggregate Total Return Bond Value Unhedged USD Index is a measurement of change in bond market conditions based on the performance of a specified group of bonds. Correlation is a measure of similarity in performance. Volatility is the annualized standard deviation of monthly index returns.

[4] Deutsche Bank AG, London Branch, Invesco PowerShares and their affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties and (ii) was written to support the promotion or marketing of the transactions or matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Long, Short, and **Leveraged** exposure to commodities has never been easier.™

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800.983.0903 | 877.369.4617, or you may request a copy from any dealer participating in this offering.

The PowerShares DB Gold ETNs are unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares DB Gold ETNs is dependant on Deutsche Bank AG, London Branch's ability to pay. The rating of Deutsche Bank AG, London Branch does not address, enhance or affect the performance of the PowerShares DB Gold ETNs other than Deutsche Bank AG, London Branch's ability to meet its obligations. The PowerShares DB Gold ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB Gold ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Gold ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Gold ETNs even if the value of the relevant index has increased. If at any time the redemption value of the PowerShares DB Gold ETNs is zero, your investment will expire worthless. Deutsche Bank may accelerate the PowerShares DB Gold ETNs upon a regulatory event affecting the ability to hedge the PowerShares DB Gold ETNs. An investment in the PowerShares DB Gold ETNs may not be suitable for all investors.

The PowerShares DB Gold ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of units that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the prospectus. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Gold ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Gold ETNs are concentrated in gold. The market value of the PowerShares DB Gold ETNs may be influenced by many unpredictable factors, including, among other things, volatile gold prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. The PowerShares DB Gold ETNs are concentrated in a single commodity sector, are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The PowerShares DB Gold Double Long ETN and PowerShares DB Gold Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

An investor should consider the PowerShares DB Commodity ETNs' investment objectives, risks, charges and expenses carefully before investing.

© 2008 Invesco PowerShares Capital Management LLC P-DBGOLD-ETN-PC-1 07/08 powersharesetns.com | dbfunds.db.com/notes 800.983.0903 | 877.369.4617